Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

September 1, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Elena Stojic

Re:	Franklin Federal Tax-Free Income Fund (the “Registrant”)
File No. 333-258234

Dear Ms. Stojic:

When the Registrant was finalizing the proxy cards to be used in connection with its proxy solicitation, the Registrant’s proxy solicitor informed the Registrant that due to certain intermediary limitations, the proposal language on the proxy card needed to be limited to 384 characters/spaces.  In order to meet these total character limits, the Registrant revised the proposal description on the proxy cards into a formulation that is more concise than the text you previously reviewed.  As we discussed, the text of each proposal will be as follows:

1)  For the Franklin Kentucky Tax-Free Income Fund:  To approve the Agreement and Plan of Reorganization providing for the reorganization of Franklin Kentucky Tax-Free Income Fund, a series of Franklin Tax-Free Trust, into Franklin Federal Tax-Free Income Fund.
2)  For the Franklin Florida Tax-Free Income Fund:  To approve the Agreement and Plan of Reorganization providing for the reorganization of Franklin Florida Tax-Free Income Fund, a series of Franklin Tax-Free Trust, into Franklin Federal Tax-Free Income Fund.
3)  For the Franklin Tennessee Municipal Bond Fund:  To approve the Agreement and Plan of Reorganization providing for the reorganization of Franklin Tennessee Municipal Bond Fund, a series of Franklin Municipal Securities Trust, into Franklin Federal Tax-Free Income Fund.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

The revised ballots will be filed when the Registrant files its definitive documents.

If you have any questions or require further clarification, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

/s/ Kenneth L. Greenberg
Kenneth L. Greenberg, Esq.

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